Exhibit 99.2

Updated Information

Books Closed Notice / Additional Information

Citibank, N.A., acting as sponsored depositary bank, announces the following:

March 06, 2012

Company Name: Satyam Computer Services Limited

Ticker Symbol: SAYCY CUSIP Number: 804098101 Country: India Listing Exchange: OTC Ratio (ORD:ADR): 2 : 1

Announcement

The books to the Satyam Computer Services Limited ADR program will be permanently closed for cancellations on the close of business March 16, 2012. (Extended from March 12, 2012).

Additional Information

FINRA has indicated that the Satyam ADR symbol will be removed from applicable symbols list at the close of business March 12, 2012, and will not be quoted on the Pink Sheets beyond that date. Shareholders should be aware of the T+3 settlement cycle if trading the ADR prior to the cutoff date.

If shareholders present their ADRs on or prior to March 16, and local delivery does not occur by March 22, 2012, the underlying local shares will be sold and cash will be distributed net the withholding tax and applicable fees.

Please click here to access the termination notice

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